Salient Capital, L.P.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2023

(This report is deemed public in accordance with rule 17a-5 (e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67938

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Salient Capital, LP

TYPE OF REGISTRANT (check all applicable boxes):

[■] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10000 Memorial Drive, Suite 650

(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Lang	310-441-2300	llang@westoodgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver & Tidwell, LP

(Name – if individual, state last, first, and middle name)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)
10/14/2003		410	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Lang _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Salient Capital, LP _____, as of December 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: FINOP/CFO



Notary Public

The appropriate California notary form is attached.

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT

STATE OF CALIFORNIA }

COUNTY OF ___Los Angeles___ }

Subscribed and sworn to (or affirmed) before me on this __1st__ day of __April__, __2024__
                                                            Date   *Month*   *Year*

by ___Laura Lang_____

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

Signature of Notary Public



MEHRAN KHORRAMIAN
COMM. # 2466414
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 9, 2027

Seal
Place Notary Seal Above

-- OPTIONAL --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:___Annual Report_____

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____



Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Partnership as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Restatement to Correct Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the Partnership has restated its previously issued December 31, 2022 statement of financial condition.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Partnership's auditor since 2015.

Houston, Texas
April 1, 2024

Weaver and Tidwell, L.L.P.
4400 Post Oak Parkway Suite 1100 | Houston, Texas 77027
Main: 713.850.8787

CPAs AND ADVISORS | WEAVER.COM

Salient Capital, L.P.
Statement of Financial Condition
Year Ended December 31, 2023

Assets		
Cash and cash equivalents	$	1,037,894
Accounts receivable		141,208
Prepaid expenses		24,460
Total assets	$	1,203,562
Liabilities and Partners' Capital		
Accounts payable and accrued liabilities	$	52,066
Accrued commissions		186,302
Due to affiliates		297,666
Total liabilities	$	536,034
General partner	$	(126,812)
Limited partner		794,340
Total partners' capital	$	667,528
Total liabilities and partners' capital	$	1,203,562

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Partnership does not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in FAQS 8. The Partnership represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts.

   On November 18, 2022, Westwood Holdings Group, Inc. ("Westwood" or the "Company") completed its acquisition of Salient Partners, L.P., a Delaware limited partnership ("Salient Partners"), pursuant to the Purchase Agreement dated as of May 25, 2022, by and the among Westwood, Salient Partners, Salient Capital Management, LLC, a Delaware limited liability company and other sellers. Salient Partners and Salient Capital Management, LLC were the sole limited partner and general partner of the Partnership prior to the transaction. After the transaction, WHG GP Holdco, LLC became the general partner, with 1% ownership interest, and Westwood became the sole limited partner with 99% ownership interest. As of December 31, 2023, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

   Liquidity

   The limited partner provided funding via capital contributions during the year. The Partnership will rely on the partners for additional capital contributions to maintain the operations of the Partnership.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Restatement

   As part of preparing its 2023 financial statements, the Partnership identified misstatements related to unrecorded revenues and expenses in its statements of operations for the year ended December 31, 2022. Accordingly, the Partnership is restating its beginning partners' capital as of January 1, 2023 by the cumulative effect of $70,496.

   Use of Estimates

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from these estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts with maturities of three months or less. The Partnership's cash and cash equivalents are on deposit at major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Partnership periodically assesses the financial condition of these institutions and assesses credit risk.

   Accounts Receivable

The Partnership has adopted ASC Topic 326, *Financial Instruments – Credit Losses*. An allowance for credit loss is based on the Partnership's expectation of the collectability of financial instruments carried at amortized cost. The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. The Partnership's expectation is that credit risk is not significant until receivables are more than 90 days past due. The Partnership's receivables arise from placement fees earned and are due 30 days after each quarter-end. The Company does not require collateral. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary as of December 31, 2023.

Fair Value Measurements

The Partnership's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

US. GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified based upon the observability of inputs used in the determination of fair value as follow:

- Level 1 – Quoted prices are available in active markets for identical financial instruments at the reporting date.

- Level 2 – Pricing inputs are those that are other than quoted market prices in active markets, which are either directly or indirectly observable at the reporting date.

- Level 3 – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument.

Amounts recorded in accounts receivable include long-term receivables related to private placements that are due on an installment basis over one to three years. The differences between the estimated fair values, based on the Level 3 inputs under the fair value hierarchy described above, and carrying values of the Partnership's long-term receivables were not significant as of December 31, 2023.

Income Taxes

The Partnership is not subject to federal taxes. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statement and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the

financial statement equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2023, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

As a result of the transaction referenced above, the Partnership is a considered a disregarded entity under Westwood Holdings Group, Inc. and will be included in that Texas franchise tax return. None of the Partnership's income tax returns, prior to the transaction, are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

3.   **Related Parties**

Under the Expense-Sharing Agreement (ESA) with the limited partner, the limited partner provides all management and back-office services to the Partnership and pays certain overhead expenses, as defined in the ESA. In return, the Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. As of December 31, 2023, the total payable to affiliate was $297,666.

As of December 31, 2023, the Partnership has an agreement with one affiliated investment advisor, Salient Advisors, L.P., in which it earns fees for solicitation services.

4.   **Customer Contracts – Receivables From and Payables To**

The Partnership had receivables from customers of $141,208 and $117,493 at December 31, 2023 and 2022, respectively. The Partnership had no payables to customers at December 31, 2023 and 2022, respectively.

5.   **Regulatory Requirements**

The Partnership, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness. Additionally, partners' capital may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2023, the Partnership's net capital was $501,860, which was $466,124 above its minimum requirement of $35,736. The ratio of aggregate indebtedness to net capital was 106.81%.

6.   **Subordinated Debt Obligations**

During the year ended December 31, 2023, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

7.   Commitments, Contingencies and Guarantees

During the year ended December 31, 2023, the Company can report that:
1. It had no commitments, contingencies or guarantees that might result in a loss or a future obligation;
2. The Company is not aware of any claim as of the audit opinion date that might be asserted against it;
3. With respect to Items 1 & 2, the Company has not had a need to recognize any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computations or as components of aggregate indebtedness, since no examples exist; and
4. As such, there is no need for a legal opinion stating the same.

8.   Subsequent Events

The Partnership has evaluated subsequent events through April 1, 2024 the date the financial statement was available to be issued and determined that no events have occurred after December 31, 2023 that would require additional disclosure.